

Mail Stop 3720

May 31, 2016

Sunit S. Patel
Chief Financial Officer
Level 3 Communications, Inc.
1025 Eldorado Blvd.,
Broomfield, CO 80021

> **Re: Level 3 Communications, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **File No. 001-35134**

Dear Mr. Patel:

    We have completed our review of your filing. We remind you that our comment or changes to disclosure in response to our comment does not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert the staff's comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                                Sincerely,

                                                /s/ Terry French for

                                                Carlos Pacho
                                                Senior Assistant Chief Accountant
                                                AD Office 11 – Telecommunications